UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CNinsure Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

Zhenyu Wang

CDH Inservice Limited

1503 International Commerce Center,

1 Austin Road West,

Kowloon, Hong Kong

+852-3518-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G2352K 108

1	Names of reporting persons CDH Inservice Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares.
	8	Shared voting power
	9	Sole dispositive power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 77,311,480[1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.72%[2]
14	Type of reporting person (see instructions) CO

1	Assuming the delivery of 3,865,575 ADSs or its equivalent in ordinary shares by CDH Inservice Limited on January 15, 2015 under a share purchase and sale agreement will be in the form of 3,151,149 ADSs (equivalent of 63,022,980 ordinary shares) and 14,288,520 ordinary shares.
2	Based on 1,150,565,906 ordinary shares outstanding as of December 31, 2014 according to the issuer.

SCHEDULE 13D

CUSIP No. G2352K 108

1	Names of reporting persons CDH China Growth Capital Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares.
	8	Shared voting power
	9	Sole dispositive power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 77,311,480[1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.72%[2]
14	Type of reporting person (see instructions) PN

1	Assuming the delivery of 3,865,575 ADSs or its equivalent in ordinary shares by CDH Inservice Limited on January 15, 2015 under a share purchase and sale agreement will be in the form of 3,151,149 ADSs (equivalent of 63,022,980 ordinary shares) and 14,288,520 ordinary shares.
2	Based on 1,150,565,906 ordinary shares outstanding as of December 31, 2014 according to the issuer.

SCHEDULE 13D

CUSIP No. G2352K 108

1	Names of reporting persons CDH China Growth Capital Holdings Company Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares
	8	Shared voting power
	9	Sole dispositive power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 77,311,480[1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.72%[2]
14	Type of reporting person (see instructions) CO

1	Assuming the delivery of 3,865,575 ADSs or its equivalent in ordinary shares by CDH Inservice Limited on January 15, 2015 under a share purchase and sale agreement will be in the form of 3,151,149 ADSs (equivalent of 63,022,980 ordinary shares) and 14,288,520 ordinary shares.
2	Based on 1,150,565,906 ordinary shares outstanding as of December 31, 2014 according to the issuer.

SCHEDULE 13D

CUSIP No. G2352K 108

1	Names of reporting persons China Diamond Holdings III Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares
	8	Shared voting power
	9	Sole dispositive power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 77,311,480[1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.72%[2]
14	Type of reporting person (see instructions) CO

1	Assuming the delivery of 3,865,575 ADSs or its equivalent in ordinary shares by CDH Inservice Limited on January 15, 2015 under a share purchase and sale agreement will be in the form of 3,151,149 ADSs (equivalent of 63,022,980 ordinary shares) and 14,288,520 ordinary shares.
2	Based on 1,150,565,906 ordinary shares outstanding as of December 31, 2014 according to the issuer.

SCHEDULE 13D

CUSIP No. G2352K 108

1	Names of reporting persons China Diamond Holdings Company Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares.
	8	Shared voting power
	9	Sole dispositive power 77,311,480[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 77,311,480[1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.72%[2]
14	Type of reporting person (see instructions) CO

1	Assuming the delivery of 3,865,575 ADSs or its equivalent in ordinary shares by CDH Inservice Limited on January 15, 2015 under a share purchase and sale agreement will be in the form of 3,151,149 ADSs (equivalent of 63,022,980 ordinary shares) and 14,288,520 ordinary shares.
2	Based on 1,150,565,906 ordinary shares outstanding as of December 31, 2014 according to the issuer.

SCHEDULE 13D

CUSIP No. G2352K 108

This Amendment No. 7 on Schedule 13D/A (this “Amendment No. 7”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on May 16, 2011, as amended on September 15, 2011, October 4, 2011, October 25, 2011, November 4, 2011, November 21, 2011 and November 25, 2011 (the “Schedule 13D”), relating to ordinary shares, US$0.001 par value per share (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), of CNinsure Inc., a Cayman Islands exempted company with limited liability (the “Issuer”).

This Amendment No. 7 is being filed jointly on behalf of CDH Inservice Limited (“CDH Inservice”), CDH China Growth Capital Fund II, L.P., CDH China Growth Capital Holdings Company Limited, China Diamond Holdings III Limited and China Diamond Holdings Company Limited (each a “Reporting Person”).

Unless otherwise stated in this Amendment No. 7, the Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following at the end thereof:

Schedule A has been updated as attached hereto.

As described in Item 4 below, CDH Inservice has entered into a share purchase and sale agreement (the “Share Purchase Agreement”) with Kingsford Resources Limited (“Kingsford”), a company organized under the laws of British Virgin Islands and beneficially owned by Qiuping Lai, Chunlin Wang and Peng Ge, pursuant to which CDH Inservice has agreed to sell to Kingsford an aggregate of 91,600,000 Ordinary Shares and 3,151,149 ADSs (representing 154,622,980 Ordinary Shares) (the “Securities”) at a price of US$7 per ADS for an aggregate consideration of US$54,118,043 (the “Total Purchase Price”). The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 2.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 2 and 4 below is hereby incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On January 4, 2015, CDH Inservice entered into the Share Purchase Agreement with Kingsford. A copy of the Share Purchase Agreement is filed hereto as Exhibit 7 and is incorporated herein by reference. Pursuant to the Share Purchase Agreement, CDH Inservice has agreed to sell the Securities to Kingsford for the Total Purchase Price.

CDH Inservice has agreed to deliver to Kingsford 3,865,575 ADSs or its equivalent in Ordinary Shares, approximately 50% of the Securities, on or prior to January 15, 2015 (the “First Delivery”), and Kingsford has agreed to pay consideration for such Securities in two installments, with second installment payment to be made no later than December 20, 2015 (“Transaction Part One”). CDH Inservice has agreed to deliver to Kingsford the remaining 3,865,574 ADSs or its equivalent in Ordinary Shares on or prior to January 15, 2016 (the “Second Delivery”), and Kingsford has agreed to pay consideration for such Securities in two installments, with second installment payment to be made no later than December 20, 2016 (“Transaction Part Two”). Between the First Delivery and the Second Delivery, Kingsford has the option to request CDH Inservice to deliver additional Securities and has agreed to pay for such Securities based on the payment schedule for Transaction Part One, which shall reduce the corresponding amount of Securities that CDH Inservice has agreed to deliver for Transaction Part Two.

SCHEDULE 13D

CUSIP No. G2352K 108

If Kingsford fails to make payment in accordance with the payment schedule therein, CDH Inservice is entitled to receive payment default interest or to require Kingsford to return to CDH Inservice the amount of Securities which payment is in default. Between January 15, 2016 and February 15, 2016, CDH Inservice can choose to cancel Transaction Part Two during a payment default.

Following the sales described in the preceding paragraphs, the Reporting Persons will own no shares (ADSs or Ordinary Shares) in the Issuer.

The foregoing summary is qualified in its entirety by the terms of the Share Purchase Agreement filed herewith.

Item 5. Interest in Securities of the Issuer

The first sentence of Item 5(a) and (b) is hereby amended and restated as follows:

(a) and (b) As of January 15, 2015, CDH Inservice will be the record owner of 77,311,480 Ordinary Shares of the Issuer, assuming the delivery by CDH Inservice to Kingsford of 3,865,575 ADSs or its equivalent in Ordinary Shares on January 15, 2015 will be in the form of 3,151,149 ADSs (equivalent of 63,022,980 Ordinary Shares) and 14,288,520 Ordinary Shares.

As of January 15, 2016, CDH Inservice will cease to be a record owner of any ADS or Ordinary Shares of the Issuer, assuming CDH Inservice made the Second Delivery on or prior to January 15, 2016 as contemplated by the Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit Index

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 7	Share Purchase and Sale Agreement, dated January 4, 2015, between Kingsford Resources Limited and CDH Inservice Limited (filed herewith).

SCHEDULE 13D

CUSIP No. G2352K 108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 14, 2015

CDH Inservice Limited

By:	/s/ Zhenyu Wang
	Name:	Zhenyu Wang
	Title:	Director

CDH China Growth Capital Fund II, L.P.

By: CDH China Growth Capital Holdings Company Limited, its General Partner

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

CDH China Growth Capital Holdings Company Limited

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

China Diamond Holdings III Limited

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

China Diamond Holdings Company Limited

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

SCHEDULE 13D

CUSIP No. G2352K 108

Schedule A

Name	Present Principal Occupation or Employment and Business Address
Shangzhi Wu (Singapore)

Director of CDH China Growth Capital Holdings Company Limited

Director of China Diamond Holdings III Limited

Director of China Diamond Holdings Company Limited

1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong

Zhenyu Wang (People’s Republic of China)	Director of CDH Inservice Limited 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong

Xiaojun Shang (Singapore)	Director of CDH Inservice Limited 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong

Kiang Hua Lew (Singapore)	Director of CDH Inservice Limited Director of China Diamond Holdings III Limited One Temasek Avenue #18-02, Millenia Tower, Singapore 039192

John Tang (Singapore)	Director of CDH China Growth Capital Holdings Company Limited 168 Robinson Road #37-01, Capital Tower, Singapore 068912

Lawrence Cheng (Canada)	Director of CDH China Growth Capital Holdings Company Limited 142 West 57th Street, 3rd Floor, New York, NY 10019 USA

Stuart Schonberger (United States)	Director of China Diamond Holdings III Limited 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong

Shuge Jiao (Singapore)	Director of China Diamond Holdings Company Limited 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong